UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2005

GRUPO AEROPORTUARIO DEL SURESTE S.A. DE C.V. (SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Blvd. Manuel Avila Camacho, No. 40, 6th Floor Col. Lomas de Chapultepec 11000 México, D.F.

(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

        Form 20-F   x     Form 40-F

        (Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes       No  x

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              .)

ASUR Announces Total Passenger Traffic
for January 2005 up 13.7% Year-over-Year

Mexico City, February 7th, 2005, Grupo Aeroportuario del Sureste, S.A. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR) today announced that total passenger traffic for the month of January 2005 increased by 13.7% percent when compared to January 2004.

All figures in this announcement reflect comparisons between the 31-day period starting January 1 through January 31, 2005 and 2004. Transit and general aviation passengers are excluded.

Airport	January 2004	January 2005	% Change
Cancun	825,661	942,722	14.2%
Cozumel	44,886	62,219	38.6%
Huatulco	22,789	29,892	31.2%
Merida	74,680	74,409	-0.4%
Minatitlan	9,291	9,854	6.1%
Oaxaca	42,151	46,969	11.4%
Tapachula	16,710	15,974	-4.4%
Veracruz	38,371	41,654	8.6%
Villahermosa	47,870	51,962	8.5%

ASUR Total	1,122,409	1,275,655	13.7%

About ASUR:

Grupo Aeroportuario del Sureste, S.A. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.

- ENDS -

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A. de C.V.

By: /s/ ADOLFO CASTRO RIVAS Adolfo Castro Rivas Director of Finance

Date: February 7, 2005